Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02015586

February 13, 2002

SUPPL



Re : Rule 12g3-2(b)
File No. 82 – 4161

Dear Sir, Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder.

The information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Nationale des Chemins de Fer Belges / Nationale Maatschappij de Belgische Spoorwegenis subject to the Exchange Act.



Very truly yours,

For and on behalf of
SOCIETE NATIONALE DES
CHEMINS DE FER BELGES /
NATIONALE MAATSCHAPPIJ
DER BELGISCHE
SPOORWEGEN

Johan VERHOEVEN

dlw 3/4

**Board Meeting of October 5, 2001**

The SNCB has decided to offer a reduction of 10%, based on the price of a month ticket, to all season ticket holders who prolong their season ticket during December in order to reduce the queues expected during January caused by the introduction of the euro.

Punctuality of trains has risen to 95,4% during the month of August (this is 0,7% higher than last year). The average punctuality rate during the first six months of the year attained 94,8%, the highest rate realised during the last 5 year. Notwithstanding the positive evolution, SNCB will soon introduce a number of additional measures to guarantee punctuality, including:

- a special team to advise the introduction of supplemental trains or to increase the capacity of existing trains when a large number of passengers are expected on special occasions, ....;
- a better management of the available resources (technical and personnel);
- specific measures to increase punctuality on specific lines;
- technical improvements to increase the availability of the existing equipment.

The Board also approved in principle to create an animation centre in the Brussels region. The centre will regroup a number of existing collections of the SNCB (rolling stock, documentation and other items).

Datum : 05/10//01

# Korting voor treinkaarthouders
# Beste stiptheid van de treinen sinds vijf jaar

De NMBS heeft onderzocht op welke wijze ze tijdens de eerste dagen van het nieuwe jaar de wachtrijen aan de loketten kan beperken die dreigen te ontstaan ten gevolge van de overgang naar de euro. Ze heeft beslist om de houders van een treinkaart waarvan de eerste geldigheidsdag in de loop van januari valt, een korting te geven wanneer ze die in december 2001 i.p.v. in januari 2002 vernieuwen. De valideringsdatum verandert hierdoor evenwel niet.
De korting bedraagt 10% op de prijs die de klant aan het loket betaalt voor alle week- of maandtreinkaarten en voor de Railflex- of Campuskaarten. Voor treinkaarten voor drie maanden of een jaar betaalt men respectievelijk 3,57 en 1,11% minder aan het loket. Dat levert een proportionele korting ten opzichte van een maandtreinkaart op.

De stiptheid van het reizigerstreinverkeer bedroeg in augustus 95,4% of 0,7% hoger dan in 2000. Tijdens het eerste semester van 2001 werd een gemiddelde stiptheidsgraad van 94,8% bereikt, ongeëvenaard tijdens de voorbije vijf jaar.

Ongeacht die gunstige evolutie wenst de NMBS haar inzet voor de verbetering van de stiptheid nog op te drijven. De voornaamste maatregelen die binnenkort hun beslag krijgen zijn:

- een op te richten team binnen de eenheid "reizigers nationaal" zal de planning van de extratreinen of de versterkingen (verlengingen) van reguliere treinen bij een verwachte toevloed van klanten (evenementen...) opvolgen;
- het beheer van het reizigersmaterieel moet naar samenstelling rekening houden met de periodes waarin de vraag hoger is, in het bijzonder tussen april en september; daarbij mogen ook de voordeeltarieven waarvan senioren en kinderen jonger dan twaalf jaar genieten niet worden vergeten;
- specifieke maatregelen voor de belangrijkste lijnen om hierop de stiptheid gevoelig te verbeteren (uittekenen van noodplannen in geval van incidenten, verminderen van bepaalde tussenkomsten, weren van goederentreinen tijdens de spitsuren, ...);
- technische verbeteringen die een grotere bedrijfszekerheid van het materieel opleveren;

- de overheveling van treinmaterieel tussen bepaalde onderhoudsateliers teneinde de beschikbaarheid te verhogen;
- in de loop van 2001: de oprichting van vijf bijkomende schouwplatformen, verspreid over het net, om de stroomafnemers van de treinen te controleren;
- een complementaire opleiding voor de recent aangeworven treinbestuurders en het verderzetten van de humanisering van de diensten van de treinbestuurders om het aantal dagen afwezigheid wegens ziekte te doen dalen.

De Raad heeft zich eveneens akkoord verklaard met het principe om in de Brusselse regio een animatiecentrum over de NMBS en het spoorwegvervoer te creëren. Er zullen meerdere verzamelingen van het NMBS-patrimonium (treinmaterieel, documentatie en andere voorwerpen) in worden ondergebracht.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date : 05 octobre 2001

## Réduction pour les titulaires de cartes train
## Le meilleur niveau de régularité des trains depuis 5 ans

Le Conseil d'administration de la SNCB s'est réuni ce vendredi 5 octobre sous la présidence de Michel Damar.

Dans le cadre du passage à l'euro au 1er janvier 2002, la SNCB a examiné les moyens à mettre en oeuvre permettant de réduire la formation de files d'attente aux guichets dans les premiers jours de l'année. Ainsi les détenteurs de cartes train dont le premier jour de validité se situe dans le courant du mois de janvier 2002, bénéficieront d'une réduction s'ils renouvellent leur titre de transport en décembre 2001 au lieu de janvier 2002. La date de validité de la carte train ne sera pas pour autant modifiée.
*La réduction sera de 10% sur la partie du prix payée au guichet* pour toutes les cartes train hebdomadaires ou mensuelles et pour les cartes Railflex et Campus. Pour les cartes train trimestrielles et annuelles, cette réduction sur le prix payé au guichet, respectivement de 3,57 et 1,11 %, a été calculée de manière à ce qu'elle soit proportionnellement équivalente à celle de la carte mensuelle.

La régularité des trains de voyageurs a atteint 95,4% en août de cette année, soit 0,7% de plus que l'année dernière. Sur la période de janvier à juin 2001, la régularité s'est élevée à 94,8%, un score jamais atteint au cours de ces cinq dernières années.

Au-delà de ces bons résultats, la SNCB veut s'attacher encore davantage à l'amélioration de la régularité. Les principales mesures qui vont être prochainement mises en oeuvre sont les suivantes :

- la création d'un nouveau team au sein de l'unité "Voyageurs National" qui sera chargé de suivre le planning de trains extraordinaires ou des renforts nécessaires en cas d'afflux prévisible de la clientèle ;
- la gestion du matériel des trains de voyageurs doit tenir compte, quant à leur composition, des périodes où la demande de la clientèle est particulièrement forte entre avril et septembre, spécialement en relation avec les tarifs préférentiels dont bénéficient les seniors et les enfants de moins de 12 ans ;
- des mesures spécifiques pour les lignes les plus importantes qui visent à améliorer sensiblement la régularité des trains sur ces lignes (établissement de plans de circulation d'urgence en cas de perturbations, réduction de certaines opérations, report de la circulation des trains de marchandises en dehors des périodes de pointe,...) ;
- des améliorations techniques permettant une plus grande fiabilité du matériel ;
- le transfert de matériel entre certains ateliers de maintenance visant à une meilleure disponiblité du matériel ;
- la création, dans le courant de l'année 2002, en cinq endroits du réseau, de plate-formes supplémentaires chargées de la visite et de l'inspection des pantographes;
- une formation complémentaire pour les conducteurs de train qui ont été recrutés récemment, et la poursuite de l'humanisation des services des conducteurs, visant à faire baisser le nombre de jours d'absence pour maladie.

Le Conseil a marqué son accord de principe sur la création, en région bruxelloise, d'un centre d'animation sur la SNCB et les transports par chemin de fer, qui abriterait entre autres les collections du patrimoine de la SNCB (matériel roulant, matériel documentaire, objets divers,..).

**Board Meeting of December 21, 2001**

The Board has approved the following proposals:

- The introduction of a new pass formula for short distances. The new formula offers a cheap alternative for travellers who often have to make short distances and simplifies the existing tariff structure by replacing a number of unique formulas.
- The modification of the train schedule. The modification include the annulations of a number trains with low occupation, the reopening of certain stations during the weekends and a number of changes due to the opening of the high-speed line between Leuven and Liège by the end of 2002.
- The commencement of infrastructure works in Brecht and Wuustwezel as part of the construction of the high-speed line to the Netherlands. The works are repartitioned in two lots and will take 2 years for completion. The total costs of the works is estimated at EUR 39,09 million (lot 1) and 39,16 million (lot 2).
- The exercise of a purchase option to buy an additional 200 Shimms freight wagons for the transport of coils for a total amount of EUR 10,3 million.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum : 21/12/01

# Goedkope treinkaart voor korte afstanden

De Raad van Bestuur van de NMBS vergaderde op vrijdag 21 december 2001 onder het voorzitterschap van Michel Damar.

De Raad heeft ingestemd met de invoering vanaf 15 juni 2002 van een nieuwe kaart voor korte afstanden (maximum 9 km). Ze zal 5,40 € (218 frank) kosten voor zes enkele ritten naar keuze: de klant vult eigenhandig, en alvorens in de trein te stappen, de datum en de stations van vertrek en bestemming in. Deze maatregel speelt heel concreet in op een verwachting die bij de cliënteel leeft om over een goedkoper tarief-formule te beschikken voor korte trajecten.
De nieuwe treinkaart voor korte afstanden kan door gelijk wie worden gebruikt. Er zijn ook geen tijdsbeperkingen waarmee men moet rekening houden. Ze zal echter niet kunnen worden gebruikt binnen het Brussels Hoofdstedelijk Gewest waar een volledige tarifaire integratie voor biljetten en rittenkaarten met de MIVB en binnenkort ook met De Lijn en TEC bestaat. Om de tariefstructuur te vereenvoudigen valt de commercialisering van de kaart voor korte afstanden bovendien samen met:

- de afschaffing van de agglomeratiekaarten van Antwerpen, Gent, Charleroi en Luik;
- de afschaffing van de ozonkaart voor afstanden van 9 km of minder;
- een verlaging van de prijs van een ozonkaart voor afstanden tussen 10 en 14 km om een coherente prijsstructuur te behouden voor dit type kaart.

Dit nieuwe vervoersbewijs zal in de stations worden verkocht.

De Raad heeft ook beslist, op basis van een verslag opgesteld in overleg met het Raadgevend Comité voor de Gebruikers, het kabinet van de Minister van Mobiliteit en Vervoer en de Administratie van het vervoer over land, om met ingang van 16 juni 2002 de treindienst licht aan te passen.
Die maatregelen om het aanbod aan te passen aan de vraag bestaan onder meer uit de schrapping van een reeks treinen met de laagste bezettingsgraden. Het gaat om ongeveer 0,5% van het huidige aanbod. Dit maakt een verhoging van het aanbod mogelijk op momenten van de dag waarop een zeer grote vraag bestaat.
De Raad heeft bovendien zijn akkoord verleend aan volgende maatregelen die vanaf december 2001 ingaan:

- de heropening van een aantal stopplaatsen tijdens het weekend;
- de versnelling met 8 minuten van de Thalys Brussel-Luik;
- de versnelling met 6 minuten van de ICA-treinen Brussel-Luik;
- de inzet van bijkomende P-treinen tegen 200 km/h tussen Brussel en Luik (twee treinen in elke richting);

Die drie laatste punten worden mogelijk door de ingebruikneming van de hogesnelheidslijn tussen Leuven en Luik eind 2002.
De Raad heeft er tenslotte akte van genomen dat hem begin volgend jaar bijkomende rapporten zullen worden voorgelegd over verbeteringen van de treindienst, onder andere voor de lijnen Hasselt-Mol en Charleroi-Couvin.

In het kader van de aanleg van de noordelijke tak van het Belgische hogesnelheidsnet (Brussel –Amsterdam), heeft de Raad haar goedkeuring gegeven aan de werkzaamheden van burgerlijke bouwkunde in Brecht en Wuustwezel. Deze werkzaamheden werden opgedeeld en aanbesteed in twee loten en gaan 1,57 miljard en 1,58 miljard frank (resp. 39,09 en 39,16 miljoen euro) kosten. Deze twee belangrijke werven bestrijken iets meer dan 11 kilometer en lopen integraal langs de autostrade E19 Brussel – Amsterdam. Behalve de aanleg van de eigenlijke spoorbedding, moeten ook bijkomende werken worden uitgevoerd, zoals de bouw van veiligheidswanden en –bermen tussen de hogesnelheidslijn en de autostrade, de verplaatsing of de vernieuwing van de omliggende weginfrastructuur of de aanleg van een afwateringssysteem. De werken staan op het programma vanaf begin 2002 en zullen ongeveer 2 jaar duren.

De Raad van Bestuur heeft eveneens beslist een sale-and-lease-back-operatie af te sluiten voor de hogesnelheidslijn tussen Lembeek en de Franse grens en voor de HST-terminal Brussel-Zuid. Deze operatie zal voor de NMBS 1,692 miljard frank (42 miljoen euro) financiële middelen genereren.

In februari 2000 werd een bestelling van 500 Shimms-wagens voor het transport van staalplaat ("coils") geplaatst voor een bedrag van 1,06 miljard frank (26,3 miljoen euro). De raad heeft nu beslist om gebruik te maken van een optie in het contract om een bijkomende bestelling te plaatsen van 200 wagens van hetzelfde type bij dezelfde firma. Dit vertegenwoordigt een bijkomende investering van 415,9 miljoen frank (10,3 miljoen euro).

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date : 21 décembre 2001

# Un titre de transport bon marché pour les courtes distances

Le Conseil d'administration de la SNCB s'est réuni ce vendredi 21 décembre sous la présidence de Michel Damar.

Le Conseil a approuvé l'introduction, à partir du 15 juin 2002, d'une nouvelle carte pour les courtes distances (jusque 9 km). Elle sera vendue au prix de 5,40 € (218 francs) pour six trajets simples au choix: le voyageur devra y inscrire lui-même, avant de monter dans le train, la date ainsi que les gares d'origine et de destination. Cette mesure répond très concrètement à une attente exprimée par la clientèle de disposer d'un tarif meilleur marché pour ce type de trajets.
La nouvelle carte "courtes distances" pourra être utilisée par tous les voyageurs et sans aucune restriction horaire. Elle ne sera toutefois pas valable au sein de la Région de Bruxelles-Capitale où existe une intégration tarifaire pour les billets et les cartes à voyages avec la STIB et bientôt avec TEC et De Lijn. Par ailleurs, dans un but de simplification de la structure tarifaire, la commercialisation de la carte "courtes distances" ira de pair avec:

- la suppression de la carte de voyages en train, valable dans les agglomérations d'Anvers, Charleroi, Gand et Liège;
- la suppression de la carte Ozone pour des distances de 9 km et moins;
- une diminution de prix de la carte Ozone pour des distances de 10 à 14 km de manière à garder une structure de prix cohérente pour ce titre de transport.

Ce nouveau titre de transport sera vendu dans les gares.

Le Conseil d'Administration a décidé, sur base d'un rapport élaboré en concertation avec le Comité Consultatif des Usagers, le Cabinet de la Ministre de la Mobilité et des Transports et l'Administration du Transport Terrestre, entre autres d'adapter légèrement le service des trains à partir du 16 juin 2002.
Ces mesures visant à adapter l'offre à la demande consistent notamment à supprimer des trains aux taux d'occupation les plus faibles qui représentent environ 0,5% de l'offre actuelle, et permettront un renforcement de l'offre à des moments où la demande est très forte.
En outre, le Conseil a marqué son accord sur les mesures suivantes qui seront

d'application en décembre 2002 :

- la réouverture d'un certain nombre de points d'arrêt le week-end
- l'accélération de 8 minutes des Thalys Bruxelles-Liège
- l'accélération de 6 minutes des ICA Bruxelles-Liège
- la mise en service de nouveaux trains de Pointe rapides entre Bruxelles et Liège

Ces trois derniers points sont rendus possibles par l'utilisation de la ligne à grande vitesse entre Louvain et Liège qui sera mise en service fin 2002.
Enfin, le Conseil a pris acte que des rapports complémentaires lui seront présentés au début de l'an prochain, concernant des améliorations du service des trains, notamment sur les lignes Hasselt-Mol et Charleroi-Couvin.

Dans le cadre de l'établissement de la branche nord, entre Bruxelles et Amsterdam, du réseau belge à grande vitesse, le Conseil a approuvé les travaux de génie civil à réaliser sur les communes de Brecht et de Wuustwezel. Ces travaux ont été divisés en deux lots adjugés au montant de 1,57 milliard et 1,58 milliard de francs (respectivement 39,09 et 39,16 millions €). Ces deux importants chantiers s'étendent sur un peu plus de 11 kilomètres et longent intégralement l'autoroute E19 Bruxelles-Amsterdam.
Outre l'établissement de la plate-forme proprement dite, des travaux accessoires doivent aussi être réalisés tels que la construction de parois ou d'un accotement de sécurité séparant la ligne à grande vitesse de l'autoroute, le déplacement ou la rénovation de voiries, la réalisation d'un système d'écoulement des eaux. Le commencement des travaux est programmé au début de l'année 2002 pour une durée d'environ deux ans.

Le Conseil a également décidé de réaliser une opération de sale-and-lease back sur la ligne à grande vitesse entre Lembeek et la frontière française ainsi que sur le terminal TGV de Bruxelles-Midi. Cette opération générera pour la SNCB des moyens financiers de l'ordre de 1,692 milliard de francs (42 millions d'euros).

Une commande de 500 wagons Shimms destinés au transport de coils a été passée en février 2000 pour un montant de 1,06 milliard de francs (26,3 millions €). Le Conseil a décidé de lever l'option d'achat de 200 wagons supplémentaires du même type auprès de la même firme. Ceci correspond à un investissement complémentaire de 415,9 millions de francs (10,3 millions €).

**Press releases from October until December 2001 (Annex 1)**

Date: September 29, 2001

Summary: Today the annual "Trein Tram Bus dag" (day of public transportation) took place organised by SNCB in collaboration with the other public transportation operators of Belgium. By the end of the afternoon an estimated 40.000 special tickets had been sold. The actual number of participants could not be counted but was probably much higher given that children can travel for free and senior citizens can travel all year long for a reduced tariff.

The coast was a traditional popular destination as where the 5 Flemish and 5 Walloon cities which organised special activities. The cities of Bruges in Flanders and Dinant in the Walloon region were other popular destinations. The SNCB extended its train service with 74 additional trains to coop with the increased number of passengers.

The ticket can be exchanged for € 6,20 for a similar ticket to be used for a second time between September 30 and October 31.

Date: October 19, 2001

Summary: SNCB's senior management was surprised by the information distributed in the press about:

- the financial situation of SNCB;
- SNCB's cost for society;
- The situation of ABX.

SNCB wishes to highlight that both passenger and freight traffic has increased during the last three years although freight traffic decreased by 4,8% in the first half of 2001 due the current economic situation. The interim profit and loss figures show a loss for the first six months of this year although that this does not allow drawing any conclusions for the final results.

SNCB's sole subsidies received for the exploitation of the public train service are:

- BEF 14,6 billion for the operation of the domestic train services. This figure includes the compensation for the obligated tariff reductions for children and senior citizens.
- BEF 25,8 billion for the maintenance of the rail infrastructure.

The subsidies received for investments should not be regarded as exploitation subsidies but should be compared with other government investments in other means of traffic.

Concerning ABC, SNCB is surprised by the misleading representation of the auditor's work. The auditors have approved the accounts of ABX without reservations. The Board of SNCB has also approved the accounts after some additional clarifications by SNCB's management.

Date: October 28, 2001

Summary: 70.000 visitors have visited this weekend the tunnel under the train station of Antwerp. During the visit the visitors were also informed about the construction of North-South connection. The visiting weekend concluded the festivities organised to celebrate the 75th anniversary of SNCB.

Date: November 06, 2001

Summary: The train station of Brussels Central is undergoing a modernisation to improve the services offered to the travellers. Currently, 140.000 travellers pass through the station that dates from 1952 and was designed by Victor Horta. During the first phase the ticket offices will be completely renewed. The consecutive phases, which are still under study, will include a major overhaul of the intermediate levels, the platforms, the addition of entrances to the station and new signalisation.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum : 29/09/01

# Negentiende TTB-dag lokt 40.000 belangstellenden

Vandaag was het weer de jaarlijkse Trein-Tram-Bus-dag, een organisatie van de vier openbaar-vervoermaatschappijen, NMBS, De Lijn, MIVB en de TEC. Aan het einde van de namiddag werd het aantal reizigers met een TTB-biljet op een goede 40.000 geschat.

Een belangrijk aantal reizigers – dat niet te becijferen valt – kocht geen TTB-vervoerbewijs. Kinderen van jonger dan 12 jaar konden immers gratis mee met een betalende reiziger. En 65-plussers spoorden natuurlijk aan het voordelige tarief van 100 frank voor een retourtje.

Opvallend veel groepen jongeren werden opgemerkt in de stations, zowel in Vlaanderen als in Wallonië. Nog in Wallonië vielen ook veel groepen zestigplussers op.

**De kust als traditionele topbestemming**

Traditioneel was de kust de topbestemming. Niet minder dan 12.000 TTB'ers begaven zich naar Oostende. De NMBS bracht vandaag 15 à 18.000 mensen meer naar zee dan op een normale zaterdag. Ze kwamen vooral uit de richting Luik-Hasselt-Leuven, Antwerpen en Kortrijk. Opvallend was dat door het slechte weer de terugtocht al vroeg in de namiddag werd ingezet.

In Vlaanderen deden 5 steden met een speciaal programma mee aan de TTB-dag. Vooral Diest en Diksmuide deden het goed. Naast de 'klassieke succesnummers' (Antwerpen, Gent, Hasselt, Leuven en de kust), trok vooral Brugge veel TTB'ers aan. 7.000 belangstellenden bezochten de binnenstad.

**TTB bij De Lijn**

In West-Vlaanderen namen veel TTB'ers de bus naar het centrum van Brugge en het Boudewijnpark. De Lijn legde er 3 extra bussen in om de toevloed te verwerken. Ook Diksmuide oogstte met de Ijzertoren, de Dodengang en het Westoria-museum veel belangstelling. In Gent was het voor De Lijn iets drukker dan op een doorsnee zaterdag. In het Antwerpse namen heel wat TTB'ers de bus vanuit de Noorderkempen naar de

Metropool. Trekpleisters daar waren de Zoo, het Sportpaleis (WK wielrennen op de baan), het MUHKA (tentoonstelling Mutilate/Vermink van Mode2001) en het Wijnegem Shoppingcenter. Uitschieter in Vlaams-Brabant was de buslijn Leuven-Mechelen. Limburg deed het even goed als vorig jaar. Vooral de Japanse tuin in Hasselt en de orthodoxe Oekraïense kerk in Genk deden het goed.

**In Wallonië...**

Ook in Wallonië liepen er vijf 'Steden in de Kijker'. Chimay was hier de uitschieter, vooral groepen Nederlandstalige bezoekers kwamen het pittoreske Lompret ontdekken. De sites van de slag van Waterloo trokken eveneens veel geïnteresseerden. De slakkenkwekerij van Ourchet bij Gembloux kon veel TTB'ers boeien.

Buiten deze speciaal voor deze TTB-dag gekozen steden deed ook Dinant, een van de belangrijkste Waalse toeristische trekpleisters, het erg goed.

Zoals de voorbije jaren deed ook de stad Luxemburg het goed. 1.300 TTB'ers uit vooral Antwerpen, Luik of Namen kochten een TTB-CFL-biljet.

De NMBS heeft voor deze negentiende TTB-dag maar liefst 74 bijkomende treinen laten rijden om het hoofd te kunnen bieden aan de reizigerstoevloed op de drukste lijnen. Ook De Lijn zette extra voertuigen in.

Sinds enkele jaren kunnen de TTB'ers een tweede keer reizen aan het voordelige TTB-tarief. Dit kan dan gedurende een hele dag en aan dezelfde voorwaarden als op de TTB-dag. Wie zijn TTB-biljet inruilt kan dit promotiebiljet voor 250 frank (6,20 €) per persoon kopen en gebruiken op een dag naar keuze tussen 30 september en 31 oktober.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum : 29/09/01

# Trein-Tram-Bus-dag: een eerste inschatting

Vanmorgen ging de jaarlijkse TTB-dag van start. De vier openbaar-vervoermaatschappijen, de NMBS, De Lijn, de MIVB en de TEC nodigen de klant uit om een dag lang gebruik te maken van hun diensten met één enkel, zeer voordelig, ticket.

De drukst bevolkte treinen vanmorgen, tussen 8 en 11 uur, reden zoals gewoonlijk richting kust. Ze kwamen hoofdzakelijk uit Hasselt, Antwerpen en Luik. Dit is iets later dan andere jaren.

Veel reizigers kozen ook om naar het Groot-Hertogdom Luxemburg te sporen vanuit Antwerpen, Gent, Luik of Namen.

Net zoals vorig jaar hebben twaalf steden zich aangesloten bij de TTB-operatie. Ze bieden een speciaal activiteitenprogramma aan. Bijvoorbeeld Diksmuide, Oudenaarde en Chimay vallen erg in de smaak bij de TTB-ers. Naast deze twaalf deelnemende steden kunnen ook Brugge, Bokrijk en Dinant op veel belangstelling rekenen.

Opvallend veel groepen jongeren werden opgemertkt in de stations, zowel in Vlaanderen als in Wallonië. Nog in Wallonië vielen ook veel groepen zestigplussers op.

In voorverkoop kochten ongeveer 31.000 reizigers een van de TTB-formules. Dit cijfer ligt 10% lager dan verleden jaar.

Rond de middag had de NMBS reeds 36 bijkomende treinen ingelegd om de extra toeloop van reizigers op de drukste lijnen op te vangen.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum : 19/10/01

De Directie van de NMBS heeft met verbazing kennis genomen van informatie die door bepaalde media wordt verspreid aangaande:

- de financiële situatie van de NMBS;
- de door de NMBS gegenereerde kosten voor de Belgische maatschappij;
- de toestand van ABX.

Wat de exploitatie zelf betreft, wijst de Directie op het feit dat voor het derde opeenvolgende jaar een substantiële verhoging van het aantal reizigers wordt vastgesteld:

REIZIGERSVERKEER (in reizigers-kilometer):

| | *Binnenlands* | | *Internationaal* | |
|---|---|---|---|---|
| | *(miljoen)* | *(%)* | *(miljoen)* | *(%)* |
| *1998* | 5.830 | | 1.267 | |
| *1999* | 6.033 | +3,5 | 1.321 | +4,3 |
| *2000* | 6.317 | +4,7 | 1.438 | +8,9 |

In het eerste semester van 2001 evolueerde het reizigersverkeer in vergelijking met het eerste semester van 2000 als volgt:

Binnenlands: + 4,8%
Internationaal: + 2,6%

Het goederenvervoer met wagenladingen evolueerde als volgt:

GOEDERENVERKEER MET WAGENLADINGEN (duizenden ton):

| | | |
|---|---|---|
| *1998* | 60 696 | |
| *1999* | 59 149 | -2,6% |
| *2000* | 61 279 | +3,6% |

In het eerste semester van 2001 nam het verkeer in vergelijking met het eerste semester van 2000 af met 4,8% omwille van de conjunctuur en haar impact op onze voornaamste klanten.

Dit uit zich in de resultaatrekening als volgt (miljoen BEF):

| | *2000* | *1999* |
|---|---|---|
| *Bedrijfsresultaat* | 5 151,8 | 4 546,1 |
| *Financieel resultaat* | - 4 018,9 | - 1 664,6 |
| *Uitzonderlijk resultaat* | - 895,9 | 668,3 |
| **TOTAAL RESULTAAT** | **237,0** | **3 549,8** |

Rekening houdend met dit resultaat (+ 237 miljoen BEF) en met de verrichtingen op de vrijgestelde reserves (+ 771,1 miljoen BEF) beliep de te bestemmen winst 1 008,1 miljoen BEF, hetgeen het mogelijk maakte om voor een totale waarde van 484,1 miljoen BEF aan dividenden uit te keren.

Aan het eind van het eerste semester van 2001 bedraagt het voorlopige totaal resultaat – 367,8 miljoen BEF. Dit bedrag laat echter niet toe om het uiteindelijke resultaat te voorspellen.

Wat de Staatsbijdragen betreft, wijst de Directie er op dat enkel de bijdragen voor de opdrachten van openbare dienst bijdragen zijn voor de exploitatie, zijnde:

- de bijdragen voor het binnenlands reizigersverkeer voor 14,6 miljard BEF, waarin met name ook de tarifaire kortingen die recent aan senioren en kinderen van minder dan 12 jaar werden toegekend, inbegrepen zijn;
- de tussenkomst voor het onderhoud van het net: 25,8 miljard BEF.

De Directie benadrukt dat de NMBS-investeringen in de infrastructuur voor de rekening van de hele Belgische maatschappij, op basis van de toegekende kredieten door de overheid en haar eigen middelen, niet vergeleken mogen worden met de hulp voor de spoorwegexploitatie maar wel met de investeringen die worden gerealiseerd voor andere vervoersmodi door de gemeentes, provincies en de gewesten.

Wat ABX betreft, is de Directie verbaasd over de misleidende en onvolledige voorstelling van het werk van de revisoren. De jaarrekening van 2000 werd zonder voorbehoud goedgekeurd door de voornoemde revisoren en goedgekeurd op de Algemene Vergadering van 27 april 2001. Op 5 oktober, op het moment van het onderzoek van de geconsolideerde jaarrekening van de NMBS, werden vragen gesteld over de goedkeuring zonder voorbehoud van de rekeningen. Na de antwoorden van de

revisoren op de gestelde vragen te hebben gehoord, heeft de Raad van Bestuur deze goedkeuring zonder voorbehoud unaniem bekrachtigd. De semestriële rekeningen 2001werden eveneens unaniem goedgekeurd door de Raad van Bestuur.

Meer details betreffende ABX zullen na de Raad van Bestuur van 26 oktober gegeven worden. Na deze Raad zal een persconferentie worden gehouden.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date : 19/10/01

# Situation financière de la SNCB

La Direction de la SNCB a pris connaissance avec étonnement d'informations diffusées par certains organes de presse concernant

- la situation financière de la SNCB;
- le coût généré par la SNCB pour la société belge;
- la situation du secteur ABX.

En ce qui concerne l'exploitation proprement dite, la Direction attire l'attention sur le fait que pour la troisième année consécutive, un accroissement substantiel du nombre de **voyageurs** a été constaté :

**TRAFIC VOYAGEURS (voyageurs-kilomètres)**

| | Intérieur | | International | |
|---|---|---|---|---|
| | millions | % | millions | % |
| 1998 | 5.830 | | 1.267 | |
| 1999 | 6.033 | + 3,5 | 1.321 | + 4,3 |
| 2000 | 6.317 | + 4,7 | 1.438 | + 8,9 |

**Au 1er semestre 2001, le trafic, comparé à celui du 1er semestre 2000, évolue comme suit :**

| | |
|---|---|
| Intérieur | + 4,8 % |
| International | + 2,6 % |

Le transport **marchandises – Charges complètes** connaît l'évolution ci-après :

## TRAFIC MARCHANDISES CHARGES COMPLETES ( milliers de tonnes)

| | | |
|---|---|---|
| **1998** | **60 696** | |
| **1999** | **59 149** | **- 2,6 %** |
| **2000** | **61 279** | **+ 3,6 %** |

**Au 1er semestre 2001, le trafic, comparé à celui du 1er semestre 2000, diminue de - 4,8 % en raison de la conjoncture et de son impact sur nos principaux clients**

Ceci se reflète dans le compte de résultats comme suit (millions de BEF) :

| | 2000 | 1999 |
|---|---|---|
| Résultats d'exploitation | 5 151,8 | 4 546,1 |
| Résultats financiers | - 4 018,9 | -1 664,6 |
| Résultats exceptionnels | - 895,9 | 668,3 |
| **Résultat total** | **237,0** | **3 549,8** |

Compte tenu de ce résultat (+ 237 millions BEF) et des mouvements sur les réserves immunisées (+ 771,1 millions BEF), le bénéfice à affecter était de 1 008,1 millions BEF, ce qui a donné lieu au paiement de dividendes pour une valeur totale de 484,1 millions BEF.

Pour le 1er semestre 2001 la situation financière se clôture par un résultat total provisoire de - 367,8 millions BEF. Ce montant ne laisse en rien préjuger du résultat final.

En ce qui concerne les interventions de l'Etat, la Direction insiste sur le fait que seuls les versements pour les missions de service public sont des contributions à l'exploitation, soit :

- une contribution pour le trafic intérieur de 14,6 milliards de francs belges comprenant notamment les compensations pour réductions tarifaires récemment étendues aux seniors et aux moins de 12 ans;

- une intervention pour l'entretien du réseau : 25,8 milliards de francs belges.

La Direction souligne que les investissements dans l'infrastructure réalisés par la SNCB pour le compte de la collectivité belge sur base des crédits accordés par les pouvoirs publics et de ses fonds propres ne peuvent être assimilés à des aides à l'exploitation ferroviaire mais bien aux investissements réalisés pour les autres modes de transport par les communes, les provinces et les régions.

En ce qui concerne ABX, la Direction s'étonne de la présentation fallacieuse et incomplète faite au départ des travaux que les réviseurs ont réalisés. Les comptes annuels 2000 ont été attestés sans réserve par lesdits réviseurs et ont été approuvés par l'Assemblée générale du 27 avril 2001. Le 5 octobre, lors de l'examen des comptes consolidés de la SNCB, des questions ont été posées sur l'attestation sans réserve des comptes. Après avoir entendu les réponses des réviseurs sur les questions posées, le Conseil d'Administration à l'unanimité a entériné cette attestation sans réserve. Les comptes semestriels 2001 ont également été approuvés à l'unanimité par le Conseil d'Administration.

Par ailleurs, des précisions concernant ABX seront apportées à l'issue du Conseil d'Administration du 26 octobre prochain. Une conférence de presse sera organisée après ce Conseil.

Datum: 28/10/01

# 70.000 bezoekers ontdekken Antwerpen-Centraal ondergronds

De NMBS organiseerde dit weekend in het station Antwerpen-Centraal het slot-evenement voor haar 75-jarig bestaan. *Ontdek Antwerpen-Centraal ondergronds* klokte zaterdag af op 30.000 bezoekers. Zondag was de belangstelling nog groter, met naar schatting 40.000 belangstellenden. Het ontdekkingsweekend in Antwerpen vormt met in totaal 70.000 bezoekers het orgelpunt van de evenementen georganiseerd naar aanleiding van het 75-jarige bestaan van de NMBS.

Burgemeester Detiège gaf zaterdag het startsein voor de officiële opening van het ontdekkingsweekend door het inbeuken van een -weliswaar uit karton bestaande- muur. Op vrijdag had het Antwerpse NMBS-personeel al in avant-première kunnen kennis-maken met de tunnel.

Zaterdag- en zondagochtend meldden zich reeds vanaf negen uur meerdere honderden gegadigden om de tunnel onder de Antwerpse spoorkathedraal te verkennen. De eenmalige kans om op 20 meter diepte te wandelen, lokte vanaf 10.00 uur tot 3500 bezoekers per uur.

Het bezoek aan de tunnel verliep ondanks een wachttijd die soms tot een uur bedroeg in een kalme sfeer. Mede door een vlotte samenwerking met de politiediensten bleef de mensenstroom in alle veiligheid rond het Centraal station circuleren.

Veiligheid was voor de spoorwegen ook in andere opzichten prioritair. Zo werden de toegangstrappen tot de tunnel speciaal voor dit evenement gebouwd door een ervaren festivalfirma. Een pretparksysteem kanaliseerde de rijen wachtenden voor de ingang de tunnel.

Hoogtepunt van het weekend was ongetwijfeld de afdaling in de tunnel. Daar konden zowel de imposante werken als de video-installatie van kunstenares Anne-Mie Van Kerckhoven op heel wat bewonderende blikken rekenen. Het tunnelbezoek kreeg 's avonds een bijzondere sfeer door een lichtspektakel geprojecteerd op de monumentale gevel van het station aan het Astridplein.

Bezoekers konden nog heel wat meer ontdekken. Veel bekijks had ook een nieuwe maquette van het Centraal Station zoals het er na de werken zal uitzien. Ze toont het heraangelegde Astridplein en de nieuwe tweede stationstoegang.
Een documentaire film over de aanleg van de noord-zuidverbinding maakte duizenden bezoekers wegwijs in de werf van de noord-zuidverbinding.

Zondag kregen bezoekers tot na 18.00 uur de kans om hun bezoek aan de tunnel af te werken. Ondanks de massale belangstelling wordt het ontdekkingsweekend immers niet verlengd door de NMBS. Maandag gaan de werken onverbiddelijk verder. Volgende afspraak in elk geval in 2006.

Wie nog meer wil leren over verleden en toekomst van de Belgische Spoorwegen, verwijzen we naar Brussel. Daar loopt in de Dexia Galerie Passage 44 nog tot 27 januari 2002 de tentoonstelling Spoor 44 - 75 jaar op het spoor van de toekomst.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum : 06/11/01

## Moderniseringswerken voor Brussel-Centraal

Het station Brussel-Centraal is het belangrijkste station van het land, het ontvangt dagelijks meer dan 140.000 reizigers. Het werd gebouwd naar de plannen van Horta en in 1952 in dienst genomen. Vandaag wordt het station gemoderniseerd om de reizigers een zo goed mogelijk onthaal te kunnen bieden. Deze werken zullen een betere reizigersverloop, een goede signalisatie, een betere informatiestroom, verhoogde veiligheid en een vereenvoudigd evacuatieplan in het station mogelijk maken. Daarenboven wordt de waaier aan activiteiten in het station – en in het bijzonder de commerciële – nog uitgebreid.

Brussel-Centraal is een deel van het gezicht van het Brusselse stadscentrum. De werken moeten het gebouw integreren in een breder project om het wegennet rond het station opnieuw aan te leggen, met name om de verbinding tussen de bovenstad en de benedenstad te verbeteren. Deze werken worden gerealiseerd in samenwerking met de stad Brussel en de verschillende betrokken instanties. De modernisering van het gebouw wordt eveneens van nabij gevolgd door de Koninklijke Commissie voor Monumenten en Landschappen van het Brussels Gewest. De lokettenzaal, de gevels en de structuur van het station zijn immers beschermd sinds 1995.

***Werken in verschillende fasen***

De werken aan de buitenzijde, die momenteel al aan de gang zijn, bestaan in het restaureren van de gevels. Dit moet eind dit jaar klaar zijn. Om de reizigers zo weinig mogelijk te hinderen, worden de werken in het station in opeenvolgende fasen uitgevoerd.

In de eerste fase, waarmee al werd begonnen, moet de lokettenzaal gerestaureerd en opnieuw aangelegd worden. Deze ruimte zal volledig gemoderniseerd worden om uiteindelijk plaats te bieden aan zeven 'gesloten' loketten voor het binnenlands reizigersverkeer. Om de huidige loketten te kunnen moderniseren, worden in de vroegere bagageruimte vijf voorlopige loketten geopend.

Wanneer volgende lente de werken aan de lokettenzaal klaar zijn, zal in de oude

bagageruimte een 'Travel Center' komen. Daar komen dan vijf 'open' loketten voor het internationaal reizigersverkeer, voor NMBS- en toeristische informatie. Tegelijk met deze werken zal het niveau 'lokettenzaal' helemaal gekuist worden, samen met het glaswerk. Dat zal zodanig gereinigd worden dat de lichtintensiteit wordt versterkt. Er komt eveneens een nieuwe signalisatie en een verbeterd omroepsysteem. Tegen de herfst van 2002 moet deze fase van de werken erop zitten.

De tweede fase, die momenteel wordt bestudeerd, betreft de tussenverdieping en de perrons. Er moet een nieuwe verbinding gemaakt worden tussen de uitgangen Madeleine en Kunstberg. Daarom moet de gang die momenteel uitkomt bij Madeleine, opnieuw worden aangelegd, zodat er naast deze uitgang ook een uitgang komt op de Keizerinlaan (bij het Congrespaleis). Ter hoogte van deze nieuwe ingangen worden ook roltrappen en liften naar de perrons gepland.

De perrons worden ook gemoderniseerd (de zuilen worden architecturaal gemoderniseerd, nieuwe verlichting, de laterale muren worden opnieuw verfraaid, nieuwe veiligheidsbanden op de vloeren, ...).

De toegang 'Putterie' (kant Brussel-Noord) wordt eveneens opnieuw aangelegd met een nieuwe rechtstreekse toegang tot de lokettenzaal. Ook de tussenverdieping krijgt een opknapbeurt met het oog op een betere zichtbaarheid en een beter reizigersverloop.

Tenslotte wordt een definitieve signalisatie worden aangelegd, dat kan al in het tweede semester van 2002. Ongeveer drie jaar later moeten deze werken klaar zijn. De totale kostprijs van alle werken zal ongeveer 30.000.000 euro bedragen.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

06 novembre 2001

# Travaux de modernisation à Bruxelles-Central

Première gare du pays, la gare de Bruxelles-Central accueille chaque jour près de 140.000 voyageurs. Construite suivant les plans de Horta et mise en service en 1952, cette gare est en cours de rénovation et de modernisation afin d'offrir à la clientèle de meilleures infrastructures d'accueil. Ces travaux permettront également d'optimaliser les espaces pour davantage de fluidité à l'intérieur de la gare et d'aboutir à une signalétique plus efficace, un flux d'informations ferroviaires renforcé, une sécurité accrue, une évacuation éventuelle facilitée, ... La palette de services proposés en gare, et particulièrement les commerces, sera encore étoffée.

Bruxelles-Central fait partie du visage urbain du centre bruxellois. Les travaux qui y seront réalisés visent aussi à intégrer le bâtiment dans un projet global de réaménagement des voiries aux alentours de la gare, notamment en vue d'améliorer la liaison entre la «ville haute » et la ville « basse ». Ces travaux sont réalisés en collaboration avec la Ville de Bruxelles et les différentes instances concernées. La modernisation du bâtiment est également étroitement suivie par la Commission royale des Monuments et des Sites de la Région bruxelloise puisque la salle des guichets, les façades et la structure de la gare sont classés depuis 1995.

***Des travaux programmés en différentes phases***

La phase de travaux extérieurs en cours consiste à restaurer les façades. Ces travaux seront terminés à la fin de cette année. Afin de perturber le moins possible le flux des voyageurs, les travaux à l'intérieur de la gare se succéderont par phases successives. La première phase, déjà entamée, concerne la restauration et le réaménagement de la salle des guichets. L'espace « guichets », sera complètement modernisé pour donner place à sept guichets "fermés", affectés au service intérieur. Pour pouvoir réaménager les guichets actuels, cinq guichets provisoires seront ouverts à proximité, en lieu et place de l'ancien espace « bagages ».

Dès le printemps prochain, une fois les travaux de rénovation des guichets terminés, l'ancien espace bagages se transformera en "Travel Center" offrant cinq guichets "ouverts" pour le service international et les informations SNCB et touristiques, ainsi qu'un guichet « contentieux ». Parallèlement à ces travaux, le niveau « salle des guichets » sera entièrement nettoyé, y compris les verrières. Il sera pourvu d'un

éclairage renforçant l'intensité lumineuse. Une signalétique nouvelle sera installée et la sonorisation améliorée. Cette première phase de travaux devrait être terminée à l'automne 2002.

La deuxième phase, dont le projet est actuellement à l'étude, concerne l'entre-sol et les quais. Il consiste d'une part à créer une nouvelle liaison entre la sortie Madeleine et le Monts des Arts. Pour ce faire, le couloir menant actuellement vers la Madeleine sera recentré dans la gare et débouchera, en plus de la sortie Madeleine, sur un accès au Boulevard de l'Impératrice (au bâtiment Dynastie, à proximité du Palais des Congrès). De nouveaux escaliers et escalators vers les quais seront prévus à hauteur de ces nouveaux accès.

D'autre part, les quais seront également modernisés (modernisation architecturale des colonnes, nouvel éclairage, décoration des murs latéraux, nouvelles bandes de sécurité sur le sol ...).

L'entrée « Putterie » (côté Bruxelles-Nord) sera également complètement réaménagée avec un accès direct vers la salle des guichets. L'entresol sera lui aussi réagencé en vue d'une meilleure visibilité et d'une meilleure circulation des voyageurs.

Ces aménagements se clôtureront par l'installation d'une signalétique définitive. Les travaux pourraient démarrer dans le deuxième semestre 2002, pour se terminer environ trois ans plus tard. Le coût de l'ensemble des travaux en cours et en projet s'élève à environ 30.000.000 euros.

**Press releases from January 2002 (Annex 2)**

Date: January 07, 2002

Summary: Today the construction of the tunnels between the "Damplein" and the "Astridplein", near the Antwerp Central station will commence in the "Seefhoek". The tunnels will be 1200 meters long and will constitute the north – south connection for international and domestic passenger transport. Because the digging will start at a depth of 20 meters a special procedure will be followed to guarantee the stability of the nearby houses. The same procedure as for the construction of the tunnel under the Antwerp Central station will be followed avoiding the need for an open building excavation.

Date: January 09, 2002

Summary: 2001 has been a good year for Thalys. Sales increased by 5,5% to 5,8 million and turn-over by 11% to EUR 294 million. SNCB's shares are 35% (2,03 million voyages) and 32% (EUR 94 million) respectively. The connection Brussels – Paris Nord was responsible for 50% of all voyages.

The strong pound, cheap flights, the high cost of London and the many alternative cheaper destinations have made 2001 a difficult year for Eurostar. Sales and turn-over decreased both with 2% to 7,8 million and EUR 714 million respectively. SNCB's share accounted for 6,9% of total sales (minus 10%) and 5,3% of turn-over (minus 6%). Nonetheless, market share of Eurostar has increased by 0,5% to 45,6%.

2001 has been a success for the High-speed trains ("TGV") to France, especially for the destinations in the south of France. This is mainly due to the opening of the new high-speed line Valence – Avignon – Marseille which reduced travel time up to 1 hour 30. The total number of travels, exclusive Rijsel, increased by 1,2%. Sales of voyages to the south of France increased by 10% and even with 24% for destination Marseille. SNCB realised a turn-over of EUR 19 million. This is 17% more than during 2000.

Date: January 17, 2002

Summary: The management of SNCB repeats its request for a more adequate reaction from the authorities towards aggression by travellers. The management has asked personnel to resume work after a new act of aggression to train personnel had provoked a local work stoppage.

Date: January 30, 2002

Summary: SNCB has decided to increase tariffs by an average of 4%. The main reasons for the increase are to neutralise the effect of inflation and to improve the overall quality of the services offered and to improve safety. To counter some kinds of train aggression, SNCB has decided to offer a smoother procedure for frequent travellers who have forgotten their season ticket or who failed to renew it on time.

Voor meer informatie, bel 03/204 25 80 (uitsluitend bestemd voor de media)

Datum: 07/01/02

# NMBS perst ondergronds buizendak in Antwerpse Seefhoek

Vanaf 7 januari gaat de bouw van de spoortunnel tussen het Damplein en het Astridplein van start in de Seefhoek. Vanuit een vertrekschacht aan de Viséstraat zal een boorschild vanaf eind 2002 twee enkelsporige tunnelkokers boren richting Astridplein. De 1200 meter lange tunnels vormen de noord-zuidverbinding voor het binnenlands- en internationaal reizigersverkeer.

Vermits de tunnelkokers in de Seefhoek nog moeten afdalen naar een diepte van 20 meter en dus onvoldoende diep onder de woningen liggen, moet de stabiliteit worden gewaarborgd. Hiervoor zorgt een buizendak dat onder de huizen van de Viséstraat naar de Sint-Jobstraat wordt geperst. Met deze methode wordt afbraak en een open bouwput vermeden. Het dak heeft een lengte van 70 meter en een breedte van 30 meter. De 21 buizen worden één na één geperst op dezelfde wijze als vorig jaar onder het stationsgebouw van Antwerpen-Centraal. Ook nu zorgen cementinjecties voor de compensatie van grondzettingen. Het persen van de buizen gebeurt continu zodat deze klus eind 2002 klaar is. Tijdens de weekends wordt er niet gewerkt.

De aanleg van het buizendak vergt twee werfzones. Aan de Viséstraat komt een persput. In overleg met de Groendienst van de stad Antwerpen worden de bomen in de straat verplaatst naar de zone naast het speelterrein. In 2003 krijgen de bomen terug hun oorspronkelijke plaats. In de Viséstraat blijft altijd een vrije ruimte van zes meter beschikbaar voor de bewoners. De aanvoer van bouwmateriaal gebeurt uitsluitend overdag en de aannemer moet de straat netjes houden.

Vanaf 7 januari tot eind maart wordt in de Sint-Jobstraat een ontvangstput aangelegd. Het boorschild dat het buizendak maakt komt in deze put aan en het wordt van hieruit overgebracht naar het vertrekpunt in de Viséstraat. Vermits in deze straat de ruimte beperkt is, zal er tijdens deze bouwfase geen autoverkeer mogelijk zijn. Vanaf eind maart 2002 kan de bouwput gedeeltelijk worden versmald zodat bewoners terug hun woning met de auto kunnen bereiken.

Bewoners kunnen de plannen over de aanleg van de spoortunnel die vorig jaar in een

infovergadering werden toegelicht, steeds inkijken in het stedelijk wijkkantoor Dam en in het buurtwerkhuis Seefhoek. Zij kunnen met vragen ook terecht in het infolokaal noord-zuidverbinding op het nummer 03 204 20 34 of op het nummer 078 15 48 04.

*Om bijgevoegde illustraties elektronisch in kleur te bekomen: e-mail naar paul.vanaelst@nmbs.be.*

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 09/01/02

# Resultaten internationaal reizigersverkeer voor 2001

## THALYS

Het jaar 2001 is zeer goed verlopen voor het verkeer met Thalystreinen.

Het voorbije jaar werden 5,8 miljoen reizen verkocht, wat een stijging betekent met ongeveer 5,5 % in vergelijking met het jaar 2000.

De omzet die hiermee werd gerealiseerd beliep € 294 miljoen (of 11,86 miljard frank), of 11 % meer dan in het voorgaande jaar.

De NMBS stond in voor de verkoop van 2,03 miljoen reizen of 35 % van het totaal. De hiermee door de NMBS gerealiseerde omzet bedroeg € 94 miljoen (3,792 miljard frank) of een aandeel van 32 %.

Het verkeer op de verbinding Brussel – Paris-Nord vertegenwoordigde ongeveer 50 % van het totaal aantal reizen.

## EUROSTAR

De koers van het Britse pond, de goedkope vluchten, de kosten voor verblijf in Groot Brittannië, voornamelijk in Londen, en de vele, goedkopere alternatieven in de rest van Europa hebben Londen als toeristische markt van haar aantrekkingskracht doen verliezen. Hierbij komt ook de toegenomen concurrentie vanwege de andere vervoersmodi, waardoor 2001 voor Eurostar een moeilijk jaar was.

Zo werden er globaal 7,8 miljoen reizen verkocht of 2 % minder dan in het jaar 2000. Hiermee heeft Eurostar zich echter goed gehandhaafd op de route Brussel – Londen, vermits het marktaandeel met 0,5 % is gestegen tot 45,6 %.

De overeenstemmende omzet bedroeg € 714,0 miljoen (28,8 miljard frank), hetzij een daling met ongeveer 2 % in vergelijking met 2000.

De NMBS stond in voor de verkoop van 537.000 reizen wat neerkomt op een aandeel van 6,9 % in het totaal aantal verkochte biljetten. Dit betekent een daling met 10 % in vergelijking met dezelfde periode in 2000.

De omzet door de NMBS gerealiseerd in 2001 beliep € 38,1 miljoen (1,54 miljard frank), hetzij een daling met ongeveer 6 % in vergelijking met 2000. Deze omzet vertegenwoordigt 5,3 % van de globale omzet.

De route Brussel – Londen, inclusief het verkeer tussen Brussel en Rijsel, was goed voor 1,63 miljoen reizigers (- 3 %) en handhaaft zich op ongeveer 21% van het totale Eurostar verkeer.

Het verkeer Brussel – Rijsel met de Eurostartreinen steeg in de betrokken periode met 7,4% tot 230.000 reizen.

**TGV**

Voor de TGV Brussel – Frankrijk was 2001 dan weer een goed jaar, voornamelijk voor de bestemmingen in het zuiden van Frankrijk. Dit wordt onder meer verklaard door de ingebruikname van de hogesnelheidslijn Valence – Avignon – Marseille en door de inkorting met ongeveer 1u30 van de reistijden naar de verstgelegen bestemmingen.

Het totaal aantal reizen (Rijsel niet meegerekend) kende in 2001 een stijging met 1,2 % in vergelijking met 2000 en bedroeg 390.300. Voor de bestemmingen in het uiterste zuiden, waar de tijdswinst maximaal was, beliep deze stijging zelfs 10% en Marseille scoorde het best met een stijging van 24 %.

De omzet door de NMBS gerealiseerd in 2001 beliep ongeveer € 19 miljoen (766 miljoen frank), wat neerkomt op een stijging met ongeveer 17 % in vergelijking met 2000.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date : 09/01/2002

# Résultats 2001 pour le trafic voyageurs international

## THALYS

L'année 2001 s'est avérée un très bon crû pour le trafic Thalys.

5,8 millions de voyages ont été vendus, ce qui représente une augmentation d'environ 5,5% par rapport à l'année 2000. Le chiffre d'affaires qui en est résulté s'élève à 294 millions € (11,86 milliards de francs), soit 11% de plus que l'année dernière.

La SNCB a réalisé 35% de la vente totale soit 2,03 millions de voyages. Le chiffre d'affaires de la SNCB s'élève à 94 millions € (3,792 milliards de francs), soit une part de 32%.

Le trafic sur la liaison Bruxelles – Paris-Nord a représenté environ 50% du total des voyages.

## EUROSTAR

Le cours de la livre anglaise, les vols bon marché, les coûts d'un séjour en Grande-Bretagne principalement à Londres, et les très nombreuses alternatives intéressantes dans le reste de l'Europe ont fait perdre à Londres un peu de son pouvoir d'attraction sur le marché touristique. La forte concurrence d'autres moyens de transport a fait de 2001 une année difficile pour Eurostar.

Globalement, 7,8 millions de voyages ont été vendus, soit 2% de moins qu'en 2000. Malgré cela, Eurostar s'est très bien maintenu sur la liaison Bruxelles – Londres, vu que sa part de marché est passée à 45,6% (+ 0,5%).
Le chiffre d'affaires correpondant s'élève à 714 millions € (28,8 milliards de francs), soit une baisse d'environ 2% par rapport à l'année 2000.

La SNCB a vendu 537.000 voyages, soit une part de 6,9 % du nombre de billets vendus. Cela représente une diminution de 10% par rapport à l'année précédente.
Le chiffre d'affaires réalisé par la SNCB s'élève à 38,1 millions € (1,54 milliards de francs),

c'est-à-dire 6% de moins qu'en 2000. Ce chiffre d'affaires représente 5,3% du chiffre d'affaires global.

La liaison Bruxelles – Londres, y compris le trajet Bruxelles – Lille, a généré 1,63 million de voyageurs (-3%) et s'est maintenue à environ 21% du trafic total d'Eurostar.
Le trafic Bruxelles – Lille en Eurostar a connu une progression de 7,4% en atteignant 230.000 voyages.

**TGV**

2001 a été à nouveau une très bonne année pour le trafic TGV Bruxelles – France, principalement pour les destinations du sud de la France. Cela s'explique notamment par la mise en service de la ligne à grande vitesse Valence – Avignon – Marseille et la diminution du temps de parcours de 1h30 vers les destinations les plus lointaines.

Le trafic total (Lille non compris) a progressé de 1,2% par rapport à l'année 2000 pour atteindre 390.300 voyages. Les destinations du sud de la France, pour lesquelles le gain de temps de parcours était maximal, ont enregistré une hausse de 10%, et plus encore, le trafic vers Marseille accru de 24%.

Le chiffre d'affaires réalisé par la SNCB s'élève à environ 19 millions € (766 millions de francs, ce qui correspond à une augmentation d'environ 17% par rapport à 2000.

Voor meer informatie, bel 02/526 37 20 (uitsluitend bestemd voor de media)

Datum: 17/01/02

## Staking van treinbegeleiders na nieuw agressiegeval

Gisterenmiddag werd een treinbegeleider opnieuw het slachtoffer van een agressiegeval. Een discussie met een reiziger met een vervalst vervoerbewijs ontaardde en de treinbegeleider kreeg klappen. Hij moest naar het ziekenhuis gebracht worden voor verzorging. Als reactie hierop wordt in verschillende depots van treinbegeleiders vandaag spontaan gestaakt.

De NMBS is geschokt door deze nieuwe agressiedaad. Ze vraagt iedereen om respect op te brengen voor de treinbegeleiders en het stationspersoneel, die alleen maar hun job zo goed mogelijk willen uitoefenen.

Om dit probleem tegen te gaan, heeft de NMBS al verschillende maatregelen genomen. Zo krijgen alle treinbegeleiders een cursus 'omgaan met agressie', de treinbegeleiders hebben de bevoegdheid om identiteitsbewijzen aan de reizigers vragen, er kwamen de voorbije jaren gevoelig meer treinbegeleiders (verhoogde aanwezigheid op de treinen en meer controles), de ploeg van de dienst B-Security werd gevoelig uitgebreid, in een straal van 30 kilometer rond Brussel zal binnenkort een speciale controlebrigade werken en de centrale klantendienst zorgt onder meer voor het nauwgezet opvolgen van dossiers m.b.t. onregelmatige reizigers.

Verder werden ook allerlei tarifaire maatregelen genomen: 'no ticket – no train' (weerspannige reizigers zonder geldig vervoerbewijs, die bovendien weigeren hun identiteitskaart te tonen, worden in het eerste station waar politiediensten kunnen ingrijpen, gevraagd af te stappen), de boetes voor zwartrijden werden gevoelig verhoogd. Bovendien komt er vanaf 15 juni een speciaal vervoerbewijs voor korte afstanden.

De directie van de NMBS heeft begrip voor de gevoelens bij het personeel, maar vraagt met aandrang om het werk te hernemen, in het belang van de klanten.

Verder roept de NMBS opnieuw de gerechtelijke en politionele autoriteiten met aandrang op om streng en snel in te grijpen.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date: 17/0102

## Actions de grève d'accompagnateurs de trains à la suite d'un nouveau cas d'agression

Hier après-midi, un accompagnateur de train a à nouveau été victime d'une agression. Une discussion avec le voyageur ayant falsifié son titre de transport a dégénéré et l'agent a reçu des coups. Il a dû être dirigé vers un hôpital pour y recevoir des soins. Différents dépôts d'accompagnateurs de trains ont mené depuis ce matin des actions de grève spontanée en réaction à cette agression.

La SNCB déplore ce nouveau cas d'agression. Elle demande à chacun de respecter le personnel des gares et d'accompagnement des trains qui ne fait qu'accomplir, du mieux qu'il peut, sa mission.

Afin d'enrayer ce phénomène, la SNCB a déjà pris de nombreuses mesures, entre autres:

- des cours " Comment bien réagir en cas d'agression? " sont dispensés à tous les accompagnateurs de trains;
- les accompagnateurs sont habilités à demander aux voyageurs leurs papiers d'identité;
- l'effectif des accompagnateurs de trains a été sensiblement augmenté, au cours des dernières années, (plus de présence et de contrôles sur les trains);
- l'effectif de la brigade "B-Security" a été sensiblement étendu;
- une brigade spéciale de contrôle sera opérationnelle, à très court terme, sur les trains dansunrayon d'environ 30 km autour de Bruxelles;
- le service central à la clientèle est entre autres chargé du suivi rigoureux des dossiers relatifs à des situations irrégulières.

Par ailleurs, d'autres mesures d'ordre tarifaire ont été prises: le principe "no ticket - no train" (un voyageur récalcitrant et refusant de décliner son identité est prié de quitter le train sur intervention des services de police les plus proches); les amendes pour fraude caractérisée ont été revues à la hausse. Enfin, un nouveau titre de transport pour les courtes distances sera proposé à la clientèle à partir du 15 juin prochain.

La direction de la SNCB est sensible aux problèmes vécus par le personnel, mais appelle à la reprise du travail, dans l'intérêt de la clientèle.

La SNCB appelle à nouveau, avec insistance, les autorités politiques et judiciaires à prendre, rapidement et avec détermination, la problématique des agressions à bras le corps.

Datum: 30/01/02



# Nieuwe treintarieven vanaf 1 februari

Vanaf 1 februari zijn er nieuwe prijzen van kracht bij de spoorwegen. De prijsstijging bedraagt dit jaar gemiddeld 4,0%. Voornaamste reden voor de gevoelig grotere stijging in vergelijking met vorige jaren is de grotere inflatie (3,21%) dan gewoonlijk. Het beheerscontract tussen de staat en de NMBS liet een gemiddelde prijsstijging van 4,42% toe, maar daar blijft de NMBS dus onder. Gemiddeld verhoogt de prijs van de biljetten met 3,9%, terwijl trajecttreinkaarten en schooltreinkaarten geldig voor een maand respectievelijk 4,5% en 4,1% duurder worden. De prijs van de Go Pass, populaire formule bij jongeren, stijgt slechts licht (1,51%) naar 39 euro.

Belangrijkste redenen om de prijzen aan te passen zijn de noodzaak om het inflatie-effect te neutraliseren, maar ook het inzetten van bijkomende middelen om de kwaliteit van de dienstverlening en van de veiligheid in de treinen te verbeteren. Het gaat dan met name over het instromen van nieuw en modernisering van bestaand trein-materieel en een versterkte aanwezigheid van treinbegeleiders in de treinen. Ook na deze verhoging blijven de NMBS-tarieven duidelijk lager dan die bij de buren en zeer bescheiden in vergelijking met de aankoopprijs en het gebruik van een personen-wagen.

Enkele prijsvoorbeelden:

| | Biljet (volle prijs) | Maandtreinkaart |
|---|---|---|
| Antwerpen - Brussel | € 5,08 → € 5,30 | € 93,95 → € 98 |
| Gent – Brussel | € 6,20 → € 6,40 | € 107,34 → € 112 |
| Lier – Antwerpen | € 1,98 → € 2 | € 42,89 → € 44,5 |
| Brugge - Gent | € 4,46 → € 4,7 | € 85,52 → € 90 |
| Hasselt – Zottegem | € 12,77 → € 13,2 | € 176,25 → € 185 |

Nog enkele nieuwigheden:

Voortaan kun je met de getrouwheidskaart (persoonlijke reductiekaart die 25% korting geeft op treinbiljetten) niet alleen op week- en zaterdagen gratis terugreizen nà 19 uur: ook op zondag wordt die mogelijkheid geboden.

Nieuw is ook dat nieuwe moederkaarten van treinkaarthouders (abonnees) langer (vijf i.p.v. drie jaar) geldig blijven.

Trouwe klanten die een dag hun treinkaart thuis vergeten of over het hoofd zien om ze tijdig te verlengen, worden in de toekomst soepeler behandeld. Alhoewel dit administratiekosten veroorzaakt, zal de NMBS die onoplettendheden twee keer per jaar door de vingers zien. Die klanten krijgen dus geen kosten aangerekend om dit recht te zetten.

Pour plus d'informations, téléphonez au 02/526 37 30 (exclusivement pour les médias)

Date : 30/01/02

# Nouveaux tarifs SNCB à partir du 1er février

A partir du 1er février, de nouveaux tarifs seront d'application sur le rail. Cette année, l'augmentation tarifaire s'élève en moyenne à 4,0%. Raison principale de cette augmentation sensiblement plus élevée que les années précédentes, une inflation plus importante qu'à l'accoutumée (3,21%). Le contrat de gestion entre l'Etat et la SNCB autorisait une augmentation tarifaire moyenne de 4,42%, la SNCB demeure donc en deçà. Le prix des billets augmente en moyenne de quelque 3,9% tandis que les cartes train trajet mensuelles et les cartes train scolaires mensuelles voient leur prix moyen augmenter respectivement de 4,5% et de 4,1%. Le Go Pass, formule tarifaire particulièrement appréciée des jeunes, n'augmente que très légèrement (1,51%) et passe à 39 euros.

La nécessité de contrer les effets de l'inflation, la mise en oeuvre de moyens supplémentaires pour améliorer la qualité du service offert (mise en service de nouveau matériel, modernisation du matériel existant) et la sécurité à bord des trains (présence renforcée du personnel d'accompagnement dans les trains) constituent les raisons majeures de l'augmentation des tarifs. Après augmentation, les tarifs SNCB demeurent nettement en deçà de ceux pratiqués par les réseaux voisins et extrêmement modérés si on les compare avec les coûts d'achat et d'utilisation d'une voiture personnelle.

Quelques exemples de prix :

| | Billet (prix plein) | Carte Train mensuelle |
|---|---|---|
| Bruxelles – Bruxelles-National-Aéroport | € 2,35 ➔ € 2,40 | € 49,83 ➔ € 52 |
| Namur – Bruxelles | € 6,20 ➔ € 6,40 | € 107,34 ➔ € 112 |
| Mons – Namur | € 7,93 ➔ € 8,30 | € 126,18 ➔ € 132 |
| Verviers – Mons | € 14,75 ➔ € 15,40 | € 198,07 ➔ € 208 |
| Tournai – La Louvière | € 7,06 ➔ € 7,30 | € 116,26 ➔ € 122 |

Autres nouveautés :

Les détenteurs de la carte de fidélité (carte de réduction personnelle qui permet d'obtenir une réduction de 25% sur le prix des billets de train) pouvaient déjà entamer leur voyage retour après 19 heures gratuitement pendant la semaine et le samedi. Dorénavant, cette possibilité leur est également offerte le dimanche.

Les nouvelles cartes-mères des détenteurs de cartes train (les abonnés) restent valables plus longtemps (cinq ans au lieu de trois).

Les clients fidèles à qui il arrive un jour d'oublier leur carte train à la maison ou qui oublient d'en prolonger la validité à temps, bénéficieront à l'avenir d'un traitement plus souple. Bien que cela lui occasionne des frais administratifs, la SNCB admettra deux fois par an la distraction de ses clients fidèles. Ces derniers seront donc dispensés du paiement des frais de régularisation.